Healthy growth is only achieved



by hard work.

Peoples Bancorp

2002 SUMMARY ANNUAL REPORT



TABLE OF CONTENTS

At a Glance	2
Selected Financial Data	3
Letter To Our Stockholders	4
Building a Strong Team	6
The Right Tools In The Right Place	8
Serving Our Customers' Needs	10
Condensed Consolidated Balance Sheets	12
Condensed Consolidated Statements of Income	13
Condensed Consolidated Statements of Stockholders' Equity	14
Condensed Consolidated Statements of Cash Flows	15
Information Regarding the Financials and Report of Independent Auditors	16-17
Peoples Bancorp Inc. Directors and Officers	18
Peoples Bank Directors and Officers	20-21
Directory of Offices and Map of Markets Served	22-23
Investor Relations	24



The quality of a company's growth

depends on the hard work

and dedication of its people.

It is not enough to just plant a seed.

It must be nurtured.

AT A GLANCE

CORPORATE OFFICES ◦ 138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750-0738 ◦ 740-374-6136

YEAR CHARTERED ◦ Peoples Bank, established 1902

CHAIRMAN OF THE BOARD ◦ Joseph H. Wesel

PRESIDENT & CEO ◦ Robert E. Evans

WEB SITE ◦ www.peoplesbancorp.com

STOCK TRADED ◦ Nasdaq: PEBO, Closing stock price 2002: $25.60/share

AREAS SERVED ◦ Ohio (31 offices), West Virginia (10 offices), Kentucky (4 offices)

NUMBER OF ASSOCIATES ◦ 522

TOTAL ASSETS ◦ $1,394,361,000

TOTAL LOANS ◦ $850,891,000

TOTAL DEPOSITS ◦ $955,877,000

MARKET VALUE OF TRUST ASSETS MANAGED ◦ $500,338,000

MARKET CAPITALIZATION ◦ $239,664,000

(All data as of December 31, 2002)

PRODUCTS & SERVICES

Commercial & Consumer Banking
Deposits, Loans, Peoples OnLine Connection (Internet Banking),
e-Services (800) 374-6123, ATMs

Peoples Financial Advisors
Investment & Trust Services, Retirement Plans and Financial Planning,
Brokerage, Health and Life Insurance*

Peoples Insurance Agency
Property & Casualty Insurance

* OSJ: 138 Putnam Street, Marietta, Ohio 45750 ◦ Phone (877) 376-7576 ◦ Fax (740) 376-7112 ◦ Securities offered exclusively through Raymond James Financial Services, Inc., Member NASD/SIPC, an independent Broker/Dealer ◦ Insurance products offered through Peoples Insurance Agency, Inc. ◦ NOT FDIC Insured ◦ NOT GUARANTEED by Peoples Bank ◦ Subject to risk and may lose value.

SELECTED FINANCIAL DATA

(Dollars in Thousands, except Per Share Data)

	2002	2001	2000	1999	1998
OPERATING DATA					
For the year ended:					
Total interest income	$ 82,968	$ 86,107	$ 85,129	$ 72,346	$ 63,645
Total interest expense	32,970	42,974	44,839	34,258	30,497
Net interest income	49,998	43,133	40,290	38,088	33,148
Provision for loan losses	4,067	2,659	2,322	1,878	2,325
Gains (losses) on securities transactions	216	29	10	(104)	418
Other income (exclusive of securities transactions)	15,020	10,621	8,900	7,478	6,806
Goodwill and other intangible asset amortization	646	2,347	2,284	2,639	2,093
Other expense	35,321	31,065	28,760	25,403	21,169
Net income	$ 18,752	$ 12,335	$ 11,126	$ 10,718	$ 10,045
BALANCE SHEET DATA					
At year end:					
Total assets	$ 1,394,361	$ 1,193,966	$ 1,135,834	$ 1,075,450	$ 880,284
Total intangible assets	30,738	17,010	17,848	20,154	22,117
Investment securities	412,100	330,364	330,521	328,306	235,569
Net loans	837,805	760,499	726,035	649,569	558,408
Total deposits	955,877	814,368	757,621	728,207	714,168
Long-term borrowings	203,829	192,448	138,511	150,338	40,664
Guaranteed preferred beneficial interest in junior subordinated debentures	29,090	29,056	29,021	28,986	-
Stockholders' equity	147,183	93,854	83,194	72,874	86,014
Tangible assets (1)	1,363,623	1,176,956	1,117,986	1,055,296	858,167
Tangible equity (2)	$ 116,445	$ 76,844	$ 65,346	$ 52,720	$ 63,897
SIGNIFICANT RATIOS					
Return on average assets	1.46%	1.06%	1.02%	1.09%	1.20%
Return on average stockholders' equity	17.69	13.60	14.92	13.27	12.21
Net interest margin (3)	4.37	4.11	4.08	4.35	4.47
Non-interest income leverage ratio (4)	42.73	34.53	31.32	29.92	32.20
Efficiency ratio (5)	52.95	56.53	57.14	54.11	50.38
Average stockholders' equity to average assets	8.23	7.80	6.84	8.20	9.90
Average loans to average deposits	92.63	92.93	94.37	85.12	80.88
Risk-based capital ratio	16.79	14.21	14.21	14.30	11.95
Dividend payout ratio	24.91%	33.08%	33.06%	31.78%	30.38%
PER SHARE DATA (6)					
Net income per share - Basic	$ 2.36	$ 1.56	$ 1.41	$ 1.29	$ 1.19
Net income per share - Diluted	2.30	1.54	1.39	1.26	1.16
Cash dividends paid	0.59	0.51	0.46	0.41	0.36
Book value at end of period	15.72	12.00	10.59	9.14	10.24
Tangible book value at end of period (7)	$ 12.44	$ 9.82	$ 8.32	$ 6.61	$ 7.61
Weighted average shares outstanding:					
Basic	7,932,485	7,882,890	7,893,808	8,283,746	8,440,947
Diluted	8,150,087	8,003,593	7,986,194	8,498,944	8,695,806
Common shares outstanding at end of period	9,361,871	7,822,014	7,852,502	7,971,156	8,401,177

(1) Total assets less goodwill and other intangible assets.
(2) Total stockholders' equity less goodwill and other intangible assets.
(3) Fully-tax equivalent net interest income divided by average earning assets.
(4) Non-interest income (less securities and asset disposal gains) as a percentage of non-interest expense (less intangible amortization).
(5) Non-interest expense (less intangible amortization) as a percentage of fully-tax equivalent net interest income plus non-interest income.
(6) Adjusted for all stock dividends and splits.
(7) Tangible book value per share reflects capital calculated for banking regulatory requirements and excludes balance sheet impact of intangible assets acquired through purchase accounting for acquisitions.

LETTER TO OUR STOCKHOLDERS

As we look back at 2002 and the accomplishments our associates achieved, it is easy to understand why our company is named after our most important asset: our people. We are dedicated to delivering value to shareholders through speedy customer service that is friendly and attentive to each client's needs. In 2002, we achieved record earnings, issued new common stock, and served more customers than ever before. At Peoples, we truly win with people.

The key to success is having a clear vision and executing on it. Our vision is to be the leading financial services provider in the markets we serve. Keys to success include our people, the seamless, top-notch service we provide, and powerful technology that gives our customers their choice of delivery options. Executing on our strategies drove Peoples to record financial results in 2002, our 29th consecutive year of increased earnings and our 37th consecutive year of dividend growth.

Peoples' 2002 earnings topped $18.7 million, resulting in earnings per share growth of 49% and return on shareholders' equity of 17.69%. Our strong earnings allowed us to continue growing our dividend, reaching $0.59 per share in 2002, up 16% over last year.

Several items contributed to earnings growth, as net interest margin improved, and revenue growth continued through new products and increased sales of investments and insurance products. Non-interest income has increased at a compound annual growth rate of 18% over the last 5 years, reflecting our dedication to top-line revenue growth and diversification of revenue streams. Nonrecurring items also positively impacted Peoples' results in 2002, such as our repurchase, at a discount, of $7 million of our trust preferred securities and the discontinuance of goodwill amortization.

Growth through acquisition also added to earnings. We completed the acquisition of five full-service offices in eastern Ohio, adding $65 million in loans, $98 million in deposits, and many new customer relationships. We also acquired $2 million in loans and $6 million in deposits in Malta, Ohio, which strengthened our presence in Morgan County. As part of this investment in our Morgan County operations, we opened our 30th ATM in McConnelsville, Ohio.

The excitement did not stop there. Also in 2002:

- Peoples Bank celebrated its 100-year anniversary of serving customers. Founder David Bartlett opened Peoples Bank's doors to customers in May 1902, and now we are into our second century of delivering value to customers and serving our communities.
- Peoples was added to the Russell 3000 index, which lists the 3,000 largest U.S. publicly traded companies (based on market capitalization). The Russell 3000 is a well-known benchmark and a good measure of the market strength of our nation's public companies.
- Peoples issued a 10% stock dividend to shareholders, our 13th stock split or dividend since 1981. During this time, Peoples has grown one share of stock to 21 shares and continued raising our cash dividend each year to the current annualized rate of $0.60 per share.
- Peoples successfully issued new common shares through an underwritten public offering for the first time since 1968. Including shares issued in early 2003, exactly 1,656,000 shares at $24.00 per share were issued to new investors in our company, raising over $37 million in equity. This new capital has strengthened our capital ratios and provides the fuel to continue Peoples' growth of the last few years.


$1.16
$1.26
$1.39
$1.54
$2.30
'98
'99
'00
'01
'02
EARNINGS PER SHARE

Our financial performance goals are earnings per share growth of 7% to 10% per year, return on shareholders' equity of 15% to 16%, and non-interest income of 50% of operating non-interest expense. We believe we can achieve these goals through strategies that seamlessly deliver as many financial products and services needed by each customer. Our goal is to optimize each customer's experience with Peoples – and ultimately return profits to our shareholders, and personal development and benefit to our associates. We believe our mix of financial products, delivered by professional, educated associates with a burning desire to serve through the customer's choice of delivery channel, is a winning combination that will create long-term value for our stakeholders.

We think most customers, at some point, have a need for a transaction deposit account and a mortgage loan. Therefore we continue to refine the way we deliver these products and provide new services, whether it is the speed in which we can deliver the loan, or by offering checking accounts, Internet banking, debit cards, imaging technology, free online bill pay, etc. From these basic products, our needs-based sales process then uncovers other financial needs such as investments, insurance, and more. Our newly redesigned Peoples Financial Advisors team of investment, trust, and life insurance associates was formed to better provide product-neutral, customer-centric solutions for our customers. We believe our current and future customers will benefit from the team service approach where they have access to many of our trained experts.

In 2003, we have many exciting objectives to keep us busy. At the top of our list is investment in Customer Relationship Management (CRM) technology and processes to enhance customer service. The CRM investment will enhance the interoperability of the good legacy systems that maintain customer data and will also enable us to more quickly and completely serve our customers in some cases. We think this investment of over $1 million will provide the framework to drive future revenue growth, give us the information we need to manage our diverse business, and help our associates more fully serve the financial needs of each customer.

We look forward to integrating our newest acquisition of Kentucky Bancshares Inc. and its subsidiary Kentucky Bank & Trust, which has over $120 million in total assets and $190 million in trust assets under management. Kentucky Bank & Trust operates five full-service offices in Boyd and Greenup Counties along the Ohio River. We expect to complete the acquisition in May 2003, when the offices will begin operating as Peoples Bank locations, and adding to the locations we already have in the greater Ashland-Huntington area.



Our 500+ associates constantly look for new ways to serve customers and provide more than they expect from a bank. We measure our success not only by long-term earnings growth for our shareholders, but by how much we put back into our communities through our associates' service commitments and donations to local charities.

Our annual meeting of shareholders will be held Thursday, April 10, 2003, at 10:30 a.m. in the Ball Room of the Holiday Inn in Marietta, Ohio. We hope you are able to join us as we celebrate 2002 and look forward to the challenges of 2003. We remain committed to growing long-term value for our associates, customers, and shareholders.

Sincerely,

Robert E. Evans
President and Chief Executive Officer
Peoples Bancorp

Mark F. Bradley
President and Chief Operating Officer
Peoples Bank

BUILDING A STRONG TEAM

Building full-service customer relationships has been, and will continue to be, an essential element to the long-term success of Peoples Bancorp. That's why we are passionate about providing high quality customer service. Our team approach to customer service allows us to serve more of our customers' needs in a quick and timely manner. It also provides us with the opportunity to develop close relationships that are built on trust and understanding. With our wide array of financial products and services, this requires a seamless, client-oriented approach. The Peoples team of sales associates is trained to identify and fulfill each customer's specific financial needs, one need at a time.

In 2002, we initiated a team approach to customer service designed to enhance our ability to deliver professional investment and insurance advisory services to the markets we serve. This new team approach will be fully implemented in 2003 as a part of Peoples Financial Advisors offering a full range of life insurance products coupled with financial planning, investment alternatives, retirement plans and other asset management products and services.

At Peoples, our corporate culture demands that we not only meet, but in fact, exceed the expectations of our customers and the communities in which we do business. To accomplish this we must first exceed the expectations we have set for ourselves. These expectations can only be exceeded if we put our faith in a partnership of teamwork that transcends beyond the internal walls of our organization to our customers. Because whether it's participating in a crew race with 8 other teammates or satisfying the needs of a customer, individuals contribute, BUT TEAMS WIN. To accomplish that, everyone needs to be rowing in the same direction with a clear understanding of the desired goal.



THE RIGHT TOOLS IN THE RIGHT PLACE AT THE RIGHT TIME

Just as teamwork is necessary to achieve success, it is also important to have the right tools in the right place at the right time. That's why we invested over $200,000 on continuing education for our associates in 2002. We are committed to providing training and education for all Peoples associates to help them develop personally and professionally. It's important to us because by investing in our people, we bring added value to our customers and shareholders.

We are also investing in new technology to bring all of our customer information to a single platform. By improving the quality of our Customer Relationship Management systems, information is easily and accurately provided to Peoples' associates, which enhances our client contact management, data mining, customer and product profitability information and marketing efficiencies. This creates an exciting opportunity to see the entire relationship we have with each individual customer and empowers our associates to collaborate on financial service solutions from our diverse array of product offerings. Ongoing investments in processes and technology allow us to create greater opportunities to understand and meet the needs of our customers. This technology enables us to work faster and smarter in making important decisions that benefit our customers.

To be a leader does not mean to be the biggest, it simply means to be the best. We believe our personalized customer service and commitment to technology is a winning combination and the best in the markets we serve. We also believe that providing state-of-the-art consumer friendly technology and a broad range of products and services allows us to create satisfied clients and build profitable customer relationships.

Putting the right team together and equipping them with the right tools at the right time is crucial to long-term success. Because whether it's a little league team or the big leagues, you need to know your responsibilities and have the PROPER TRAINING AND EQUIPMENT TO PLAY.


Peoples
Bank
Peoples
Bank

SERVING OUR CUSTOMERS' NEEDS

"Every company has assets. We named ours after the most important one." Clearly our people are our assets. Peoples would not be as strong today without the contribution and hard work of each associate. Over the past 101 years, the ability of our associates to meet and exceed the expectations of our customers has played a large role in our success. Financial services are all about people. It's about empowering our associates with the knowledge, support and broad range of financial products and services to meet the needs of our customers. It's about a good old-fashioned work ethic and treating people the way you would like to be treated.

Our commitment to our customers also translates into providing award-winning Internet banking services, 45 convenient financial service locations and a network of 30 ATMs as well as products like Overdraft Privilege℠, online bill pay, imaging services, debit cards, and telephone banking. A commitment to our customers' needs also means looking for better ways to deliver integrated financial services ranging from banking to investments to insurance to retirement planning. It means Peoples is a service organization with a sales focus. On the retail side, we lead with technology and speed and make the difference with our people. On the business banking side and in the more *relationship-driven parts of our business such as investments and insurance, we lead with* our people and make the difference with our speed and technology. It is that simple.

Our community commitment is another long-standing tradition in which Peoples lends a helping hand in the communities we serve throughout Ohio, West Virginia and Kentucky. In 2002, Peoples associates contributed more than 10,000 hours and thousands of dollars to support community causes like the United Way, Relay For Life, The American Heart Association, Alzheimer's Association, March of Dimes and Easter Seals to name a few. We believe in building strong and vibrant communities, improving quality of life and making a positive difference where we live and work. The associates of Peoples understand what it takes to **SERVE THE NEEDS OF OUR CUSTOMERS...ONE CUSTOMER AT A TIME.**



Peoples Bancorp Inc. and Subsidiaries
Condensed Consolidated Balance Sheets

(Dollars in Thousands except Share Data)	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 34,034	$ 31,642
Interest-bearing deposits in other banks	1,016	346
Federal funds sold	20,500	850
Total cash and cash equivalents	55,550	32,838
Available-for-sale investment securities, at estimated fair value (amortized cost of $402,048 in 2002 and $329,081 in 2001)	412,100	330,364
Loans, net of deferred fees and costs	850,891	772,856
Allowance for loan losses	(13,086)	(12,357)
Net loans	837,805	760,499
Bank premises and equipment, net	18,058	16,369
Goodwill	25,504	15,388
Other intangible assets	5,234	1,622
Other assets	40,110	36,886
Total assets	**$ 1,394,361**	**$ 1,193,966**
LIABILITIES		
Deposits:		
Non-interest bearing	$ 115,907	$ 96,533
Interest bearing	839.970	717,835
Total deposits	955,877	814,368
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	31,183	23,752
Federal Home Loan Bank advances	–	32,300
Other short-term borrowing	17,000	–
Total short-term borrowings	48,183	56,052
Long-term borrowings	203,829	192,448
Accrued expenses and other liabilities	10,199	8,188
Total liabilities	**1,218,088**	**1,071,056**
Guaranteed preferred beneficial interests in junior subordinated debentures ("Trust Preferred Securities")	29,090	29,056
STOCKHOLDERS' EQUITY		
Common stock, no par value, 12,000,000 shares authorized, 9,421,222 shares issued in 2002 and 7,289,266 issued in 2001, including shares in treasury	129,173	78,664
Accumulated comprehensive income, net of deferred income taxes	6,446	834
Retained earnings	12,650	17,735
	148,269	97,233
Treasury stock, at cost, 59,351 shares in 2002 and 178,344 shares in 2001	(1,086)	(3,379)
Total stockholders' equity	**147,183**	**93,854**
Total liabilities, beneficial interests and stockholders' equity	**$ 1,394,361**	**$ 1,193,966**


$880,284
$1,075,450
$1,135,834
$1,193,966
$1,394,361
'98
'99
'00
'01
'02
TOTAL ASSETS
$ IN THOUSANDS


$714,168
$728,207
$757,621
$814,368
$955,877
'98
'99
'00
'01
'02
TOTAL DEPOSITS
$ IN THOUSANDS

Peoples Bancorp Inc. and Subsidiaries
Condensed Consolidated Statements of Income

(Dollars in Thousands, except Share and Per Share Data)	Year ended December 31, 2002	2001	2000
INTEREST INCOME			
Interest and fees on loans	$ 62,423	$ 65,126	$ 63,352
Interest obligations of U.S. government and its agencies	14,044	14,973	16,405
Interest on obligations of state and political subdivisions	2,908	1,901	1,798
Other interest income	3,593	4,107	3,574
Total interest income	82,968	86,107	85,129
INTEREST EXPENSE			
Interest on deposits	22,157	32,081	31,259
Interest on short-term borrowings	1,181	3,242	6,162
Interest on long-term borrowings	9,632	7,651	7,418
Total interest expense	32,970	42,974	44,839
Net interest income	49,998	43,133	40,290
Provision for loan losses	4,067	2,659	2,322
Net interest income after provision for loan losses	45,931	40,474	37,968
OTHER INCOME			
Service charges on deposit accounts	6,976	3,608	3,243
Income from fiduciary activities	2,479	2,508	2,608
Investment and insurance commissions	1,966	1,504	1,540
Electronic banking income	1,729	1,422	1,220
Business owned life insurance	1,471	481	–
Gain on securities transactions	216	29	10
Other	399	1,098	289
Total other income	15,236	10,650	8,910
OTHER EXPENSES			
Salaries and employee benefits	18,100	15,590	13,503
Net occupancy and equipment	3,915	3,695	3,900
Trust Preferred Securities expense	2,420	2,621	2,623
Professional fees	1,913	996	1,108
Data processing and software	1,208	1,107	1,033
Marketing	1,006	608	732
Amortization of other intangible assets	646	501	558
Amortization of goodwill	–	1,846	1,726
Other	6,759	6,448	5,861
Total other expenses	35,967	33,412	31,044
Income before income taxes	25,200	17,712	15,834
Income taxes:			
Current	5,969	5,246	4,886
Deferred	889	131	(178)
Total income taxes	6,858	5,377	4,708
Income before extraordinary gain	18,342	12,335	11,126
Extraordinary gain on early debt extinguishment, net of tax expense of $221	410	–	–
Net Income	$ 18,752	$ 12,335	$ 11,126
Basic earnings per share:			
Income before extraordinary gain	$ 2.31	$ 1.56	$ 1.41
Extraordinary gain	$ 0.05	$ –	$ –
Net income	$ 2.36	$ 1.56	$ 1.41
Diluted earnings per share:			
Income before extraordinary gain	$ 2.25	$ 1.54	$ 1.39
Extraordinary gain	0.05	–	–
Net income	$ 2.30	$ 1.54	$ 1.39
Weighted average number of shares outstanding:			
Basic	7,932,485	7,882,890	7,893,808
Diluted	8,150,087	8,003,593	7,986,194

Peoples Bancorp Inc. and Subsidiaries
Condensed Consolidated Statements of Stockholders' Equity

(Dollars in Thousands, except Share and Per Share Data)	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income[1]	Treasury Stock	Total
Balance, December 31, 1999	6,387,509	$ 65,043	$ 26,241	$ (7,654)	(10,756)	$ 72,874
Comprehensive income:						
Net income			11,126			11,126
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale securities, net of reclassification adjustment				4,671		4,671
Total comprehensive income						15,797
Purchase of treasury stock, 148,321 shares					(2,717)	(2,717)
Distribution of treasury stock for deferred compensation plan (reissued 5,481 treasury shares)					125	125
10% stock dividend	269,597	1,469	(10,308)		8,839	
Exercise of common stock options (reissued 39,517 treasury shares)		(552)			941	389
Tax benefit from exercise of stock options		58				58
Issuance of common stock under dividend reinvestment plan	21,922	346				346
Cash dividends declared of $0.46 per share			(3,678)			(3,678)
Balance, December 31, 2000	6,679,028	$ 66,364	$ 23,381	$ (2,983)	$ (3,568)	$ 83,194
Comprehensive income:						
Net income			12,335			12,335
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale securities, net of reclassification adjustment				3,817		3,817
Total comprehensive income						16,152
Purchase of treasury stock, 71,057 shares					(3,804)	(3,804)
Distribution of treasury stock for deferred compensation plan (reissued 237 treasury shares)					5	5
10% stock dividend	583,686	12,358	(13,900)		1,542	
Exercise of common stock options (reissued 19,026 treasury shares)		(689)			1,166	477
Tax benefit from exercise of stock options		82				82
Issuance of common stock under dividend reinvestment plan	18,769	329				329
Cash dividends declared of $0.51 per share			(4,081)			(4,081)
Issuance of common stock to purchase Lower Salem Commercial Bank	7,783	220			1,280	1,500
Balance, December 31, 2001	7,289,266	$ 78,664	$ 17,735	$ 834	$ (3,379)	$ 93,854
Comprehensive income:						
Net income			18,752			18,752
Other comprehensive income, net of tax:						
Unrealized gains on available-for-sale securities, net of reclassification adjustment				5,612		5,612
Total comprehensive income						24,364
Purchase of treasury stock, 9,806 shares					(244)	(244)
Distribution of treasury stock for deferred compensation plan (reissued 267 treasury shares)					5	5
10% stock dividend	668,228	18,053	(19,166)		1,113	
Exercise of common stock options (reissued 80,956 treasury shares)	7,972	(257)			1,419	1,162
Tax benefit from exercise of stock options		274				274
Issuance of common stock under dividend reinvestment plan	15,756	371				371
Issuance of common stock	1,440,000	32,068				32,068
Cash dividends declared of $0.59 per share			(4,671)			(4,671)
Balance, December 31, 2002	9,421,222	$ 129,173	$ 12,650	$ 6,446	$ (1,086)	$ 147,183

[1]Disclosure of reclassification amount for the years ended:	2002	2001	2000
Net unrealized appreciation (depreciation) arising during period, net of tax	$ 5,752	$ 3,836	$ 4,678
Less: reclassification adjustment for net securities gains (losses) included in net income, net of tax	140	19	7
Net unrealized appreciation (depreciation) on investment	$ 5,612	$ 3,817	$ 4,671

Peoples Bancorp Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows

(Dollars in Thousands)	Year ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 18,752	$ 12,335	$ 11,126
Adjustments to reconcile net income to net cash provided:			
Depreciation, amortization and accretion	3,468	4,551	4,613
Provision for loan losses	4,067	2,659	2,322
Business owned life insurance income	(1,471)	(481)	–
Gain on securities transactions	(216)	(29)	(10)
Extraordinary gain on early debt extinguishment	(631)	–	–
(Increase) decrease in interest receivable	(261)	1,103	(1,029)
Increase (decrease) in interest payable	117	(925)	256
Deferred income tax expense (benefit)	889	131	(178)
Deferral of loan origination fees and costs	199	150	(116)
Other, net	351	3,102	(1,054)
Net cash provided by operating activities	25,264	22,569	15,930
Cash flows from investing activities:			
Purchases of available-for-sale securities	(220,156)	(76,904)	(23,391)
Proceeds from sales of available-for-sale securities	42,258	136	3,242
Proceeds from maturities of available-for-sale securities	111,115	85,696	25,337
Net increase in loans	(15,086)	(20,936)	(78,375)
Expenditures for premises and equipment	(1,813)	(2,750)	(2,427)
Proceeds from sales of other real estate owned	223	153	296
Acquisitions, net of cash received	18,648	(162)	–
Investment in business owned life insurance	–	(20,000)	–
Investment in limited partnership and tax credit funds	(1,315)	(4,400)	(400)
Net cash used in investing activities	(66,126)	(39,167)	(75,718)
Cash flows from financing activities:			
Net increase in non-interest bearing deposits	8,346	10,187	1,707
Net increase in interest bearing deposits	29,333	29,142	27,720
Net (decrease) increase in short-term borrowings	(13,359)	(62,863)	32,476
Proceeds from long-term borrowings	17,000	54,282	–
Payments on long-term borrowings	(7,405)	(2,868)	(11,827)
Cash dividends paid	(4,177)	(3,593)	(3,262)
Purchase of treasury stock	(244)	(3,804)	(2,717)
Proceeds from issuance of common stock	33,230	477	389
Repurchase of Trust Preferred Securities	(6,150)	–	–
Proceeds from issuance of Trust Preferred Securities	7,000	–	–
Net cash provided by financing activities	63,574	20,960	44,486
Net increase (decrease) in cash and cash equivalents	22,712	4,389	(15,302)
Cash and cash equivalents at beginning of year	32,838	28,449	43,751
Cash and cash equivalents at end of year	**$ 55,550**	**$ 32,838**	**$ 28,449**
Supplemental cash flow information:			
Interest paid	$ 32,791	$ 38,249	$ 39,415
Income taxes paid	$ 5,779	$ 2,985	$ 3,960

INFORMATION REGARDING THE FINANCIALS

The following discussion has been derived from the consolidated financial statements of Peoples Bancorp and subsidiaries ("Peoples"), which are not presented herein. For further information, please refer to the consolidated financial statements and footnotes included in Peoples' Annual Report on Form 10-K for the year ended December 31, 2002.

In 2002, Peoples achieved its 29th consecutive year of increased earnings. Net income totaled $18.8 million, up 52% compared to $12.3 million last year. Earnings per share grew 49% in 2002 to $2.30, from $1.54 in 2001. The combination of improved net interest income and enhanced non-interest revenues account for Peoples' earnings growth in 2002. Return on stockholders' equity improved to 17.69% in 2002 compared to 13.60% in 2001, as a result of Peoples' record earnings.



4.47%
4.35%
4.08%
4.11%
4.37%
'98
'99
'00
'01
'02

NET INTEREST MARGIN

Reported net income in 2002 reflects the adoption of new accounting rules, which permitted Peoples to discontinue the amortization of all goodwill effective January 1, 2002. As a result, Peoples had no goodwill amortization expense in 2002. On a comparative basis without goodwill amortization, earnings per share increased 34% in 2002 compared to $1.72 in 2001.



$7,224
$7,374
$8,910
$10,650
$15,236
'98
'99
'00
'01
'02

NON-INTEREST INCOME
$ IN THOUSANDS

Net interest income grew 16% in 2002 to $50.0 million, from $43.1 million a year ago. This improvement is due largely to key interest rates remaining at very low levels throughout the year, which allowed Peoples to reduce deposit and borrowing costs. Peoples' net interest margin also benefited from the low interest rate environment, improving to 4.37% in 2002 from 4.11% in 2001.

Although net interest income remains the largest source of revenue, Peoples enhanced non-interest income through the introduction of new products and services, such as Overdraft Privilege[SM] and Free Checking. In 2002, non-interest revenues totaled $15.2 million, up $4.5 million (or 42%) compared to $10.7 million last year. This increase is primarily the result of higher levels of deposit account service charges and business owned life insurance ("BOLI"), while increased commissions from sales of fixed annuity products also contributed to the revenue growth.

Deposit account service charges remain Peoples' largest source of non-interest income, totaling $7.0 million in 2002 versus $3.4 million in 2001, attributable to additional volumes of overdraft and non-sufficient funds fees. In 2002, BOLI produced tax-advantaged income of $1.5 million, up $1.0 million (or 206%) from $0.5 million last year due to the timing of the purchase in mid-2001 and a change in investment mix. Electronic banking revenues grew 22% to $1.7 million in 2002 from $1.4 million a year ago, as clients utilized Peoples' ATM and debit cards to complete more of their transactions. Insurance and investments commissions totaled $2.0 million in 2002, compared to $1.5 the previous year, with strong fixed annuity sales accounting for most of the increase. Peoples' fiduciary fees were $2.5 million in 2002, unchanged from last year.

Non-interest expense totaled $36.0 million in 2002, up $2.6 million (or 8%) from $33.4 million the previous year, as a result of recent acquisitions and strategic investments in Peoples' associates and technology. Compared to 2001, salaries and benefits, Peoples' largest non-interest expense, increased $2.5 million (or 16%) in 2002 to $18.1 million. This increase is attributable to Peoples adding several new associates, as well as salary increases necessary to retain and recruit key personnel and higher incentive plan expenses that correspond to the improved earnings. Professional fees nearly doubled in 2002, due in part to the development and implementation of the Overdraft Privilege[SM] and Free Checking programs. The higher level of operating expenses were partially offset by new accounting rules for goodwill, which resulted in no goodwill amortization in 2002 compared to $1.8 million of amortization last year.

At December 31, 2002, total assets were $1.39 billion, compared to $1.19 billion at December 31, 2001, an increase of $200.4 million (or 17%) largely attributable to acquisitions. In addition, Peoples grew the investment portfolio in anticipation of limited organic loan growth, resulting in investment securities totaling $412.1 at December 31, 2002, up $81.7 million (or 25%). Loans grew $78.0 million (or 10%) in 2002 to $850.9 million at year-end, with acquisitions accounting for about $67 million of this increase. Cash and cash equivalents were $55.6 million at year-end 2002, up from December 31, 2001's balance of $32.8 million due to a $19.7 million increase in Federal funds sold.

At December 31, 2002, Peoples' allowance for loan losses totaled $13.1 million, or 1.54% of total loans, up $0.7 million from year-end 2001 when the allowance for loan losses was 1.60% of total loans. Peoples' provision for loan losses totaled $4.1 million in 2002 compared to $2.7 million a year ago, with the Overdraft Privilege℠ program accounting for $0.9 million of this increase. The remaining increase is the result of management's ongoing evaluation of the allowance for loan losses and other factors affecting future losses. Nonperforming assets were $7.6 million or 0.55% of total assets at December 31, 2002, up from $5.7 million, or 0.48% of total assets, at year-end 2001.

Traditional deposits remain Peoples' core funding source, totaling $955.9 million, or 79% of total funding sources, at December 31, 2002. In 2002, Peoples acquired deposits of about $104 million through acquisitions, which accounted for the majority of the $141.5 million (or 17%) growth in total deposits. Interest-bearing deposits totaled $840.0 million, up $122.2 million (or 17%) since year-end 2001, while non-interest bearing deposits were $115.9 million, up $19.4 million (or 20%). Peoples also accesses other funding sources to fund asset growth and liquidity needs. Long-term borrowings, primarily Federal Home Loan Bank advances, grew $11.4 million in 2002 to $203.8 million at December 31, 2002, while total short-term borrowings, consisting of repurchase agreements and a loan from an unaffiliated institution, declined $7.9 million (or 14%) from $56.1 million at year-end 2001. These changes are the result of Peoples' shift to longer-term funding to "lock in" rates during this period of low interest rates.

At December 31, 2002, stockholders' equity was $147.2 million, up $53.3 million (or 57%) compared to $93.9 million at year-end 2001. This increase is primarily the result of Peoples completing the sale of 1.44 million common shares in late December, which generated capital of $32.1 million after offering expenses. In addition, Peoples' enhanced earnings, net of dividends paid, accounted for $14.1 million of the increase in 2002. In early January 2003, Peoples sold 216,000 common shares in conjunction with the option granted to the underwriters to cover over-allotments, generating capital of $4.8 million.

Peoples continued its 37-year history of annual dividend growth in 2002, paying dividends of $0.59 per share, up $0.08 (or 16%) over last year. Dividends paid totaled $4.7 million, a payout ratio of 24.9% of earnings, compared to $4.1 million and 33.1% in 2001.

REPORT OF INDEPENDENT AUDITORS

We have audited, in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Peoples Bancorp Inc. and subsidiaries at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 (not presented separately herein), and in our report dated January 24, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements on pages 12 through 15 is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

Charleston, WV
January 24, 2003

Ernst & Young LLP

DIRECTORS

Carl Baker, Jr.
President and Chief Operating Officer
B & N Coal, Inc.

Mark F. Bradley
President and Chief Operating Officer
Peoples Bank

George W. Broughton
President
Broughton Commercial Properties

Frank L. Christy
President
Christy & Associates

Wilford D. Dimit
Owner
First Settlement Square

Robert E. Evans
President and Chief Executive Officer
Peoples Bancorp Inc.

Rex E. Maiden
Chairman of the Board
Maiden & Jenkins Construction Co.

Robert W. Price
President
Smith Concrete

Paul T. Theisen
Attorney
TheisenBrock, L.P.A.

Thomas C. Vadakin
Retired
Vadakin, Inc.

Joseph H. Wesel, Chairman of the Board
President
WDA, Inc.

DIRECTORS EMERITI

Jewell Baker

Barton S. Holl

Fred R. Price

Norman J. Murray

OFFICERS

Robert E. Evans
President and Chief Executive Officer

David B. Baker
Executive Vice President

Mark F. Bradley
Executive Vice President and
Chief Integration Officer

John W. Conlon
Chief Financial Officer and Treasurer

Larry E. Holdren
Executive Vice President

Carol A. Schneeberger
Executive Vice President
Operations

Joseph S. Yazombek
Executive Vice President
Chief Lending Officer

Charles R. Hunsaker
General Counsel

Gary L. Kriechbaum
Controller

Jeffrey D. Welch
Vice President

Karen V. Clark
Auditor

Ruth I. Otto
Corporate Secretary

Karen L. Mills
Assistant Corporate Secretary



Belief is the knowledge
that we can do something.
It's the inner feeling
that what we undertake,
we can achieve through inner strength
and daring to dream.

DIRECTORS

Dave M. Archer
President
Pioneer Pipe, Inc.

Larry J. Armstrong
Armstrong and Smith, C.P.A.

Mark F. Bradley
President and Chief Operating Officer
Peoples Bank

George W. Broughton
President
Broughton Commercial Properties

Wilford D. Dimit
Owner
First Settlement Square

Robert E. Evans, Chairman of the Board
President and Chief Executive Officer
Peoples Bancorp Inc.

Brenda F. Jones, M.D.
Medical Director
Marietta Ophthalmology Associates, Inc.

Harold D. Laughlin
Owner
Laughlin Music and Vending

Rex E. Maiden
Chairman of the Board
Maiden & Jenkins Construction Co.

T. Pat Sauber
Owner
McDonald's Restaurants

Paul T. Theisen
Attorney
TheisenBrock, L.P.A.

Thomas C. Vadakin
Retired
Vadakin, Inc.

Joseph H. Wesel
President
WDA, Inc.

EXECUTIVE OFFICERS

Robert E. Evans
Chairman and Chief Executive Officer

Mark F. Bradley
President and Chief Operating Officer

David B. Baker
President, Investment and Insurance Services

John W. Conlon
Chief Financial Officer and Treasurer

Larry E. Holdren
President, Retail and Banking Division

Carol A. Schneeberger
Executive Vice President of Operations and Cashier

Joseph S. Yazombek
Executive Vice President and Chief Lending Officer

Our Core Values drive how we serve our customers' financial needs and contribute to our communities. These values will never change. They are the foundation for continued growth as we bring Peoples to the forefront of technological innovation and people-friendly financial services.

- Clients as a Focus
- Business with Integrity
- Trust Among Clients, Communities and Associates
- Commitment to Communities
- Continuous Will to Win
- Development of Associate Skills

PEOPLES BANK OFFICERS

Patrick L. Arnold
Vice President

Thomas E. Betz
Vice President
Regional Sales Manager

Karen V. Clark
Vice President
Auditor

Ronald L. Close
Vice President
Peoples Financial Advisors

Michael A. Comperchio
Vice President
Retirement Plan Services Manager
Peoples Financial Advisors

Laura J. Cox
Vice President
Marketing

John E. Dakesian
Vice President
Director of Human Resources

Joseph P. Flinn
Vice President
Personal Loan Manager

Julie L. Giffin
Vice President
Account Services

Thomas R. Greathouse
Vice President

John G. Hock
Vice President

Charles R. Hunsaker
Vice President
General Counsel

Larry E. Hyser
Vice President
Sales Manager
Peoples Financial Advisors

Gary L. Kriechbaum
Controller

Pamela K. McCauley
Vice President
Secondary Mortgage Lending

James C. Modie
Vice President

Rose C. Nardi
Vice President
Peoples Financial Advisors

Stephen L. Nulter
Vice President
Director of Information Technology

Jerald L. Post
Vice President

Denise D. Terrell
Vice President
Regional Sales Manager

Mark A. Trombley
Vice President
Regional Sales Manager

Jeffrey D. Welch
Vice President
Manager, Business Services

Beth A. Worthington
Vice President
Peoples Financial Advisors

Kimberly K. Adams
Assistant Vice President
Office Manager

David L. Batten
Assistant Vice President

Barbara J. Conlon
Assistant Vice President
Purchasing Manager

Susan L. Corcoran
Assistant Vice President
CRM Manager

Sandra A. Delong
Assistant Vice President
Business Services

K. Michele Enoch
Assistant Vice President
Office Manager

Donald R. Harris, Jr.
Assistant Vice President

Cathleen S. Knox
Assistant Vice President
Office Manager

Larry B. Miller
Assistant Vice President
Office Manager

Karen L. Mills
Secretary of the Board

Mary Ann Mitchell
Assistant Vice President
Human Resources

Catherine R. Ogle
Assistant Vice President

Betty L. Reynolds
Assistant Vice President

Deborah L. Roberts
Assistant Vice President

Donna M. Russell
Assistant Vice President

Kenneth E. Shafer
Assistant Vice President
Office Manager

Virginia L. Shaw
Assistant Vice President
Office Manager

Larry P. Smith
Assistant Vice President
Office Manager

Sondra K. Wenzel
Assistant Vice President

Tori J. Allen
Personal Banker
Office Manager

Michael J. Barrett
Compliance Officer

Rhonda J. Craven
Card Services Manager

Stacie B. Johnson
Accounting Manager

Ruth I. Otto
Assistant Secretary of the Board

Cindy L. Pate
Assistant Secretary of the Board

Teresa A. Pyles
Security Officer

Carl A. Stanley
Office Manager

Robyn A. Stevens
Loan Review Officer

Alison L. Thompson
e-Services Manager

Tina M. Weckbacher
Operations Officer
Peoples Financial Advisors

PEOPLES INSURANCE AGENCY OFFICERS

David B. Baker
President

David L. Mitchem
Vice President
Manager, Property & Casualty Insurance

Sally J. Lambert
Vice President

Gary L. Kriechbaum
Treasurer

Charles R. Hunsaker
Secretary

DIRECTORY OF OFFICES

PEOPLES BANCORP INC.

Corporate Offices . . . . (740) 374-6136
138 Putnam Street, P.O. Box 738
Marietta, OH 45750-0738
www.peoplesbancorp.com

PEOPLES BANK

OHIO

ATHENS COUNTY

Athens
1 North Court Street ∘ . . . . (740) 597-2003
Jesse M. Rollins, office manager
Athens Mall ∘ . . . . (740) 597-2006
Paul D. Harris, office manager
HDL Center, 152 West Union Street ∘ . . . . (740) 593-7761
Larry P. Smith, office manager
O'Bleness Memorial Hospital ∘ . . . . ATM only

Nelsonville
35 Public Square . . . . (740) 753-1955
Kelly A. Maiden, office manager
Hocking Valley Scenic Railroad ∘ . . . . ATM only
130 West Washington Street . . . . (740) 753-1955

The Plains
70 North Plains Road, Suite 101 ∘ . . . . (740) 797-4547
Raeh L. Smith, office manager

BELMONT COUNTY

Flushing
217 E. High Street . . . . (740) 968-3555
Connie B. Rinkes, office manager

FAIRFIELD COUNTY

Baltimore
120 North Main Street ∘ . . . . (740) 862-4174
Pamela S. Clark, office manager

Lancaster
Lending Office, 117 West Main Street, Suite 206 . . . . . . (740) 653-4995
John G. Hock, commercial lender

GALLIA COUNTY

Gallipolis
349 Third Avenue ∘ . . . . (740) 446-0902
Deborah L. Rhodes, office manager

GUERNSEY COUNTY

Byesville
221 S. 2nd Street . . . . (740) 685-1500
Christina M. Morris, office manager

Cambridge
845 Wheeling Avenue . . . . (740) 439-2767
Larry B. Miller, office manager
556 Sixth Street . . . . (740) 439-0831
P. Elaine Sovka, office manager
Shell Service Center, Southgate Parkway ∘ . . . . ATM only

Quaker City
209 Broadway . . . . (740) 679-2222
Paula K. Winland, office manager

LICKING COUNTY

Granville
Lending Office, 1915 Newark-Granville Road . . . . (740) 587-0909
Donald R. Harris, Jr., commercial lender

MEIGS COUNTY

Middleport
97 North Second Avenue . . . . (740) 992-6661
Carla J. Jefferson, personal banker

Pomeroy
Court & Second Streets . . . . (740) 992-2133
M. Joan Wolfe, office manager
Lynn & Second Streets . . . . (740) 992-2133
Marathon Service Center, 421 Main Street ∘ . . . . ATM only

Rutland
Salem Street . . . . (740) 742-2888
Jan Ann Knapp, office manager

MORGAN COUNTY

Chesterhill
Marion Street . . . . (740) 554-5281
Rodney B. Modesitt, office manager

McConnelsville
68 South Kennebec Street ∘ . . . . (740) 962-2999
Tori J. Allen, office manager
333 W. Riverside Drive/State Route 60 ∘ . . . . ATM only

NOBLE COUNTY

Caldwell
415 Main Street . . . . (740) 732-5654
Kenneth E. Shafer, office manager
Singer's Sunoco, State Route 78 ∘ . . . . ATM only

WASHINGTON COUNTY

Belpre
1902 Washington Boulevard ∘ . . . . (740) 423-7516
Kimberly K. Adams, office manager
510 Washington Boulevard . . . . (740) 423-7516
Mary Ann Laughery, office manager

Beverly
Corner Store, State Routes 60 & 339 ∘ . . . . ATM only

Lowell
300 Main Street, State Route 60 . . . . (740) 896-2369
Kirk A. Frazee, office manager

Lower Salem
Main Street, State Route 821 . . . . (740) 585-2387
Patrick E. Lang, office manager

Marietta
138 Putnam Street ∘ . . . . (740) 373-3155
Cathy S. Knox, office manager
Second & Scammel Streets ∘ . . . . (740) 374-6128
Amy L. Lauer, office manager
Frontier Shopping Center ∘ . . . . (740) 374-6130
Joyce A. Pedrick, office manager
Kroger Office (Washington Square) ∘ . . . . (740) 374-6139
Deborah A. Fritsche, office manager
Reno (State Route 7 North) . . . . (740) 374-6131
Kelly J. Bradford, office manager

WEST VIRGINIA

CABELL COUNTY

Huntington
1126 20th Street (Southeast Hills) . . . . (304) 523-7700
Sandra L. Irvin, office manager

MASON COUNTY

New Haven
Marathon Food Mart, Fifth & Lewis Streets ∘ . . . . ATM only

Point Pleasant
421 Main Street ∘ . . . . (304) 675-4480
Virginia L. Shaw, office manager
2513 Jackson Avenue ∘ . . . . (304) 675-8130
Rachel E. Proffitt, office manager

WETZEL COUNTY

New Martinsville
207 Main Street . . . . (304) 455-4500
Chad B. Lafley, office manager
683 North State Route 2 (Steelton) ∘ . . . . (304) 455-5353
Minerva R. Evans, office manager
Wal-Mart, 1142 South Bridge Street ∘ . . . . (304) 455-3500
Kathy Fluharty, personal banker

WOOD COUNTY

Parkersburg
3411 Emerson Avenue ∘ . . . . (304) 428-2500
R. Todd Ruble, office manager
Wal-Mart, Patriot Center (South Parkersburg) ∘ . . . . (304) 489-3900
Barbara A. Close, office manager
2107 Pike Street (South Parkersburg) ∘ . . . . (304) 428-1500
K. Michele Enoch, office manager

Vienna
Wal-Mart, 701 Grand Central Avenue . . . . (304) 485-1400
Kimberly S. Cisler, office manager

∘ Indicates a Peoples ATM location for 24-hour banking convenience


COSHOCTON
LICKING
Granville
Cambridge
GUERNSEY
Flushing
BELMONT
COLUMBUS
MUSKINGUM
Byesville
Quaker City
MADISON
FRANKLIN
Baltimore
Caldwell
FAIRFIELD
PERRY
MARSHALL
FAYETTE
PICKAWAY
Lancaster
McConnelsville
NOBLE
MONROE
Steelton
WETZEL
MORGAN
Lower Salem
New Martinsville
HOCKING
Chesterhill
Lowell
WASHINGTON
TYLER
ROSS
Nelsonville
Marietta
Reno
The Plains
Athens
Belpre
Vienna
PLEASANTS
VINTON
ATHENS
OHIO
Parkersburg
WOOD
MEIGS
PIKE
Rutland
Pomeroy
RITCHIE
Middleport
WIRT
JACKSON
GALLIA
Point Pleasant
JACKSON
CALHOUN
SCIOTO
Gallipolis
MASON
ROANE
BRAXTON
South Shore
Greenup
LAWRENCE
WEST VIRGINIA
PUTNAM
LEWIS
GREENUP
Russell
Flatwoods
Ashland
Catlettsburg
CABELL
KANAWHA
CLAY
Grayson
Huntington
BOYD
CARTER
CHARLESTON
KENTUCKY
WAYNE
LINCOLN
ROWAN
ELLIOTT
BOONE
MORGAN

KENTUCKY

BOYD COUNTY

Ashland
1410 Eagle Drive (Cedar Knoll) ° . . . . (606) 928-7800
Linda S. Brown, personal banker
1999 Winchester Avenue . . . . (606) 325-1999

Catlettsburg
2717 Louisa Street . . . . (606) 739-4126
Susan M. Hardeman, office manager

Flatwoods
747 Bellefonte Road . . . . (606) 836-8147

CARTER COUNTY

Grayson
380 South Carol Malone Boulevard . . . . (606) 474-5139
Carl A. Stanley, office manager

GREENUP COUNTY

Greenup
1627 Ashland Road . . . . (606) 836-8141

Russell
404 Ferry Street . . . . (606) 836-8141
900 Diederich Boulevard . . . . (606) 836-9000

South Shore
James Hannah Drive . . . . (606) 932-3108

Locations in gray to be added in May 2003.

PEOPLES INSURANCE AGENCY

Marietta, Ohio
138 Putnam Street . . . . (740) 376-7580

The keys to Peoples' success are the work ethic and commitment put forth by our 500+ associates and especially our office managers, who provide leadership on a local level and ensure superior service is provided in every aspect of each customer's relationship.

We believe our customers and stockholders should have convenient access to Peoples financial service representatives. A complete list of offices can be found here, including phone numbers and locations of each sales office or ATM.

If you wish to correspond with a Peoples associate via e-mail, please use the first letter of the associate's first name and his/her last name followed by @peoplesbancorp.com. For example, Larry Miller's direct e-mail is lmiller@peoplesbancorp.com. Other e-questions may be directed through bank@peoplesbancorp.com or onlinebanking@peoplesbancorp.com.

Unless otherwise indicated, all Peoples Bank offices listed on pages 22 and 23 are full-service banking centers that make available complete financial products and services.

QUARTERLY MARKET AND DIVIDEND INFORMATION

	PER SHARE		
	High	Low	Dividend
2002			
Fourth Quarter	$ 30.00	$ 22.86	$ 0.150
Third Quarter	31.63	23.00	0.150
Second Quarter	30.00	21.91	0.150
First Quarter	$ 22.41	$ 16.59	$ 0.136
2001			
Fourth Quarter	$ 18.41	$ 13.82	$ 0.136
Third Quarter	21.09	15.74	0.136
Second Quarter	16.41	14.05	0.124
First Quarter	$ 16.79	$ 12.60	$ 0.116
2000			
Fourth Quarter	$ 12.60	$ 9.92	$ 0.116
Third Quarter	12.60	10.74	0.116
Second Quarter	14.88	10.74	0.116
First Quarter	$ 16.34	$ 13.02	$ 0.116

Since February 9, 1993, the Company's common stock has traded on the Nasdaq National Stock Market under the symbol "PEBO." The high and low market prices represent high and low sales prices for the Company's common stock as furnished to the Company by Nasdaq. The bid quotations and per share dividends have been retroactively adjusted for a 10% stock dividend issued June 28, 2002, a 10% stock dividend issued September 12, 2001, and a 10% stock dividend issued March 14, 2000.

There were 1,277 shareholders of record of Peoples Bancorp's common stock at December 31, 2002.

Peoples Bancorp


$0.36
$0.41
$0.46
$0.51
$0.59
'98
'99
'00
'01
'02

DIVIDENDS PER SHARE

STOCKHOLDER INFORMATION

Stock Listing:

Nasdaq Symbol: PEBO

Nasdaq Stock Market, CUSIP# 709789 10 1

Alternate Newspaper Listings: PEBOOH and PeBcOh

Stock Transfer Agent, Registrar:
Registrar and Transfer Company
10 Commerce Drive, Cranford, NJ 07016
(800) 368-5948

General Shareholder Inquiries:
Peoples Bancorp
Ruth I. Otto, Corporate Secretary
138 Putnam Street, P.O. Box 738
Marietta, OH 45750-0738
(740) 374-6136

Additional information, news releases, and conference call transcripts may be found at www.peoplesbancorp.com.

Form 10-K:
A copy of Peoples Bancorp's annual report on Form 10-K filed with the Securities and Exchange Commission is available upon written request to Ruth I. Otto, Corporate Secretary.

Market Makers in Peoples Bancorp Stock:

Sandler O'Neill & Partners
(800) 635-6860

Midwest Research First Tennessee
(800) 801-3477

Sweney Cartwright & Co.
(800) 334-7481

Trident Securities
(800) 340-6355

Dain Rauscher, Inc.
(800) 285-4964

Goldman Sachs & Co.
(800) 221-8320

Friedman Billings Ramsey & Co.
(800) 688-3272

Keefe, Bruyette & Woods, Inc.
(800) 342-5529

Knight Securities L.P.
(800) 222-4910

Spear, Leeds & Kellogg
(800) 526-3160

Howe Barnes Investments
(800) 621-2364

Annual Stockholders' Meeting

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Peoples Bancorp to be held April 10, 2003, at 10:30 a.m. in the Ball Room of the Holiday Inn in Marietta, Ohio.

Peoples Recognized Among Business Elite

The twelfth annual edition of *America's Finest Companies®* listed Peoples in its directory of all publicly-traded U.S. companies with at least 10 consecutive years of higher earnings and/or dividends per share. Only 2 percent of more than 19,000 publicly-traded U.S. companies make the list of *America's Finest Companies®*

Peoples Bancorp was also named to the Staton Institute's "Super 50 Team," a compilation of companies with a combined total of at least 50 years of higher earnings and dividends per share. Only 20 companies, or 0.1% of all publicly-traded U.S. companies, received this distinction. Peoples was ranked fifth over a 10-year period, with 28 straight years of earnings per share growth and 36 consecutive years of annual dividend growth.



It is the combination of our
unsurpassed financial services
and technological innovations
that makes us unique.

Peoples Bancorp
138 Putnam Street
P.O. Box 738
Marietta, OH 45750-0738
(800) 374-6123
www.peoplesbancorp.com

